# British American Tobacco First Quarter Report

# 2003




03050706



BRITISH AMERICAN TOBACCO

Quarterly Report for three months to 31 March 2003


PALL MALL
KENT
KENT
BLUE
LUCKY STRIKE
FILTERS
KING SIZE
BOX
20 DUNHILL INTERNATIONAL
DUNHILL
INTERNATIONAL

# Results at a glance

for the three months to 31 March 2003

| | | |
|---|---|---|
| Operating profit pre-goodwill amortisation | **£612m** | –1% |
| Pre-tax profit | **£464m** | – |
| Adjusted earnings per share | **14.54p** | +4% |

- Operating profit was affected by very competitive conditions in the US and the weakness of a number of currencies. At comparable rates of exchange operating profit was up 2 per cent.
- Total Group volumes up slightly at 184 billion boosted by 15 per cent overall growth from the four global drive brands.
- Adjusted diluted earnings per share rose by 4 per cent, benefiting from reduced net interest costs and a lower effective tax rate.

# Chairman's comments

In the first three months, British American Tobacco's operating profit before goodwill amortisation was £612 million, marginally lower than last year's first quarter, at current rates of exchange. At constant rates, profit would have risen by 2 per cent. Bearing in mind the state of the world economy and the difficult trading environment in the US, this is a very resilient performance. Adjusted diluted earnings per share improved by 4 per cent to 14.54p, as a result of reduced interest costs and lower tax, mainly reflecting a change in the geographical mix of profit.

As announced at the time of the full year's results, the Group has initiated an on-market share buy-back programme. Until the beginning of a close period at the end of March, some 18 million shares were bought at a cost of around £108 million, representing a solid start to the programme. The buy-back had a minimal impact on earnings in the quarter. We intend to continue the programme following today's announcement.

The growth in volume for the Group's global drive brands, which was such a notable feature of 2002, has continued, with Dunhill, Kent, Lucky Strike and Pall Mall up a combined 15 per cent. The move to local manufacturing for Dunhill in South Korea has gone smoothly. International brands as a whole grew 4 per cent despite the fact that the Group's worldwide duty-free business has undoubtedly been affected by the impact of reduced travel as a result of fears about the Iraq war. The Group's total volumes were fractionally ahead.

There was a more mixed picture in terms of regional performances, with good results from Europe, Asia-Pacific and Africa and Middle East, while America-Pacific was affected by significantly lower total industry profitability in the US. Although profit was reduced in Latin America, the region continued to demonstrate impressive resilience in the face of some extremely difficult economic conditions.

During the war, our top priority has been the security of our employees and their families. Our team in Dubai, covering 13 Middle East countries, immediately set up crisis management systems which were so successful that other international companies asked for their advice. While our primary focus was on our employees, excellent cooperation with suppliers and distributors has enabled our business in the Middle East to keep going safely and sensibly, with no significant loss of production and continuing distribution.

Turning to the regulatory field, the issue of 'Lights' cigarettes is currently highly topical. Public health authorities and tobacco control advocates are calling for bans on 'Lights' descriptors on the grounds that consumers may be misled by them.

Yet over the years, the low tar programme has been an outstandingly successful example of cooperation between governments and tobacco manufacturers. Average sales weighted tar levels have fallen dramatically over 50 years and many smokers now prefer a lighter taste. 'Lights' descriptors help consumers who choose

Light cigarettes because of taste to recognise their preferred brand.

There is no longer a public health consensus that low tar cigarettes may reduce some of the health risks of smoking and today's very low tar brands have not been popular for long enough to enable epidemiological studies to be conducted. However, it is noticeable that the recent EU Tobacco Directive lowered the 'tar ceiling' to 10 mg on health grounds.

Moving to litigation, there has been a most encouraging development in the US in a case involving State Farm Insurance, where the Supreme Court has issued guidance to lower courts about punitive damages. It has determined that punitive damages should not usually exceed a low single figure ratio to compensatory damages and that multiple punitive awards for the same alleged conduct should be avoided. In the light of this sensible guidance, tobacco and other US industries may surely now hope for more common sense in an environment where punitive awards, in some State courts at least, can stray into the realms of fantasy.

We have again been highly ranked in the Business in the Environment Index of Corporate Environmental Engagement, this year reaching what is called the 'Premier League' of companies scoring over 95 per cent, as one of just 18 companies of some 200 assessed. We were also delighted to be awarded "Best First-Time Social Reporter" in the Sustainability Reporting Awards run by the UK Association of Chartered Certified Accountants in March.

Finally, in terms of recognition, our website www.bat.com has just won two awards from the Investor Relations Society for Best Practice in Communications with Private Investors and Analysts. Last year, a successful innovation was the web version of our Social Report. As a result, we have decided to build this year's Report entirely on the website. It should be published around the end of June and shareholders will receive a summary along with the half year results.

There is no doubt that 2003 will be a challenging year for businesses generally given the Iraq war and its aftermath, exchange rate fluctuations and the downbeat state of the world economy. We entered the year in a strong competitive position and are performing in line with expectations. We should see more progress with our drive brands, a renewed focus on being smart about costs and more engagement with our stakeholders. We remain committed to continuous improvement in everything we do and firmly focused on creating shareholder value.

**Martin Broughton**

# Business review

Group operating profit, excluding goodwill amortisation set out on page 12, was 1 per cent lower at £612 million, but at comparable rates of exchange the growth in profit would have been 2 per cent.

There were increased contributions from the Europe, Asia-Pacific and Africa and Middle East regions. However, these were more than offset by lower profit from the US and the Latin America region where a number of currencies were generally weaker compared to 2002.

Group volumes at 184 billion were slightly up from 183 billion, boosted by the strong performance of the four global drive brands Dunhill, Kent, Lucky Strike and Pall Mall, which achieved an overall growth of 15 per cent.

Profit from the **America-Pacific** region was £187 million compared to £223 million for the same period last year, as the contribution from the US cigarette business was significantly lower. Good profit increases from Japan and South Korea were partly offset by a lower contribution from Canada. Volumes in the region were down 3 per cent to 24 billion, mainly as a result of lower industry volumes in the US and Canada.

Imperial Tobacco Canada contributed £90 million profit, a decrease of 2 per cent in local currency. As a result of high tobacco tax increases and related trade loading in 2002, the total market declined significantly. In addition, the market is experiencing a resurgence of illicit trade and growth of a lower-priced segment.

Given these circumstances, the Company performed well and remains focused on the premium segment, while beginning to address demand for lower-priced products in a targeted approach.

The US remained a very competitive market. Industry volumes were down 13 per cent, as a result of disproportionately high shipments in the first quarter of 2002 and state excise tax increases. Within this reduced market, increased discounting and a growth in the deep-discount category, together with volumes 10 per cent lower and one-off trade costs, resulted in Brown & Williamson's contribution from its US cigarette business being halved at £39 million. Shipment share was down on the previous quarter but up from the same period last year. Increased volumes by Kool, Pall Mall and Misty, partially offset by decreases in GPC and Carlton, made this possible.

In Japan, Kent and Kool continued their growth while Lucky Strike maintained market share. In a reduced total market, the Group again increased volume and share and profit was higher.

The outstanding performance over the last three years of Dunhill Lights in South Korea continued, with market share exceeding 12 per cent, up more than 4 share points from the same period last year. This resulted in a substantial increase in profit.

In **Asia-Pacific**, regional profit of £118 million was £5 million above last year as a result of higher margins in Australia, along with improved results

from Malaysia, Vietnam and India, partially offset by reduced duty-free sales. Regional volumes at 48 billion were slightly lower than last year, with increases from India and Vietnam largely compensating for declines in volumes from Cambodia, Indonesia and duty-free.

Australia delivered strong profit growth through higher margins and lower overheads. Overall volumes were stable as Dunhill volumes and share continued to grow, while Winfield volumes and share were down slightly. In New Zealand, profit was in line with last year, despite lower volumes.

Total market share and profit continued to grow in Malaysia, driven by higher volumes. The addition of the new Dunhill Lights and Menthol range saw Dunhill continuing to produce steady growth in both volume and share.

In Vietnam, price increases and continued strong performances by Craven 'A' and State Express 555 resulted in solid growth of volume and profit. In Cambodia, profit was adversely affected by lower volumes. The government-mandated price increases in Indonesia continued to hamper competitiveness, resulting in reduced volumes and profit. Profit was well ahead in Taiwan with volumes higher as a result of a good performance by Dunhill.

In Pakistan, volumes were stable and profit was up after prior year price increases, with John Player Gold Leaf continuing its strong performance. In Bangladesh, market share was maintained in a growing market, leading to higher volumes.

However, profit was lower despite robust up-trading which fuelled the growth of Benson & Hedges, as the Company was unable to pass on the full extent of the additional 2002 excise increase. Volumes, share and profits improved in Sri Lanka, where John Player Gold Leaf has also displayed strong growth. Profit from the Group's associated companies in India grew strongly with increased volumes.

In **Latin America**, results were affected by currency devaluations compared to last year, as well as by difficult economic conditions. Consequently, profit of £93 million was down by £7 million. Increased contributions from Mexico, Central America and the Caribbean were more than offset by lower profit from Brazil and Venezuela. Volumes in the region declined by 4 per cent to 36 billion primarily due to the lower volumes from Brazil.

In Brazil, profit declined due to the average real/sterling exchange rate depreciating by some 30 per cent and lower volumes. Nevertheless, Souza Cruz improved operating profit margins as a consequence of productivity improvements and cost reduction initiatives. The lower volumes mainly reflect the reduction in the size of the total official market. The high level of contraband and counterfeit, which rose further following the price increases, remains a concern.

Profit in Mexico was higher as a result of price increases and initiatives to reduce variable and secondary supply chain costs. In Argentina, volumes rose while in Chile,

# Business review continued

Belmont continued its share growth but overall volumes were in line with last year. However in all three countries profit reported in sterling was affected by devaluations.

Profit in Venezuela was materially down as a result of the severe devaluation of the currency since February 2002 and an increase in VAT in September 2002. Market share was in line with last year and total volumes were only slightly down despite the disruption in supply of products as many outlets closed for an extended period following a national strike. Both Central America and the Caribbean recorded volume and profit increases.

Total profit in **Europe** at £134 million increased by £18 million with good performances from a number of markets including Germany, Russia and Hungary as well as lower costs in the UK. Regional volumes grew by 3 per cent to 52 billion, led by the performances in Russia and Italy.

In Germany, profit improvement was achieved through cost savings and despite lower volumes as overall market consumption declined, following an excise increase in January. The three key brands, Lucky Strike, Pall Mall and Gauloises Blondes continued to grow market share. In France, higher margins stemming from a price increase were not sufficient to compensate for a reduction in the overall market size and both the profit and volumes were down.

Volumes in Switzerland were in line with last year, with all three drive brands, Barclay, Lucky Strike and Parisienne posting market share gains. In Italy, profit was adversely affected by the one-off cost of supporting Pall Mall growth, which led to a significant increase in volume. Results in the UK improved as a result of the absence of the high spend incurred last year to support the launch of State Express 555.

Russia continued its solid volume and profit growth with the share in the top 30 cities growing to a record level as a result of the success of Pall Mall, Kent and Vogue. In addition, the Company sustained its leading position in Moscow with market share growing to over 32 per cent. Weaker results in Poland reflected a decline in total market profitability, stemming from renewed competition which encouraged down-trading.

Higher prices contributed to a strong growth in profit in Hungary, where sales volumes were slightly down on last year. A solid volume increase was again achieved in Ukraine where the Company consolidated its leading position in the market. Romania continued to suffer from weaker pricing, resulting in a profit decline, although volumes and market share grew predominantly on account of Kent.

The Smoking Tobacco and Cigars operations showed a small increase in profit.

In the **Africa and Middle East** region, profit at £80 million was up by £15 million with good results from many markets and despite the cost of continuing investments being made in this region. Regional volumes rose 9 per cent to 24 billion with strong growth in Nigeria and the Middle East.

Sales volumes in South Africa were in line with the same period last year. Profit improved strongly, largely through the benefit of price and mix driven margin gains and a stronger currency, partly offset by cost increases. The margin gains were achieved through increased market shares of Peter Stuyvesant, Rothmans and Dunhill.

Volumes in the Southern Africa area were in line with last year, although profit fell marginally. Volume gains in Mozambique and Angola, following the improved stability within these markets, were offset mainly by a downturn in Zimbabwe.

Profit from Nigeria continued to increase as the product mix improved and an excellent volume growth was achieved. The distribution network was expanded, resulting in Benson & Hedges and London increasing market share.

The investment in the greenfield operation in Turkey continued to affect the profit in the quarter. Profit in the Middle East rose very strongly as share growth was achieved in Iran, mainly through Kent, coupled with pricing gains in Saudi Arabia where John Player Gold Leaf and Benson & Hedges grew share.

**Non-trading items**

The above results were achieved before accounting for goodwill amortisation described on page 12.

**Group cigarette volumes**

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03 bns** | 31.3.02 bns | 31.12.02 bns |
| America-Pacific | **23.7** | 24.5 | 107.0 |
| Asia-Pacific | **48.2** | 48.6 | 192.5 |
| Latin America | **36.3** | 38.0 | 153.0 |
| Europe | **52.0** | 50.3 | 232.6 |
| Africa and Middle East | **23.5** | 21.6 | 92.2 |
| | **183.7** | 183.0 | 777.3 |

# Group results
unaudited

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03 £m** | 31.3.02 £m | 31.12.02 £m |
| **Revenue** | | | |
| Subsidiary undertakings | **5,438** | 5,521 | 23,330 |
| Share of associates and joint ventures | **363** | 324 | 1,352 |
| | **5,801** | 5,845 | 24,682 |
| **Profit** | | | |
| Subsidiary undertakings | **480** | 496 | 2,180 |
| after charging: | | | |
| – goodwill amortisation | **(97)** | (94) | (378) |
| Share of associates and joint ventures | **35** | 27 | 123 |
| **Total operating profit** | **515** | 523 | 2,303 |
| **Profit on ordinary activities before interest** | **515** | 523 | 2,303 |
| Net interest | **(50)** | (59) | (184) |
| Share of associates' and joint ventures' net interest | **(1)** | (1) | (6) |
| **Profit before taxation** | **464** | 463 | 2,113 |
| Taxation on ordinary activities | **(192)** | (202) | (818) |
| **Profit after taxation** | **272** | 261 | 1,295 |
| Minority interests | **(37)** | (34) | (143) |
| **Profit for the period** | **235** | 227 | 1,152 |
| Earnings per share basic | **10.78p** | 10.39p | 50.91p |
| diluted – unadjusted | **10.29p** | 9.87p | 50.10p |
| diluted – adjusted | **14.54p** | 13.95p | 66.54p |

See notes on pages 11to 13.

# Segmental analyses of turnover and profit
unaudited

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03** | 31.3.02 | 31.12.02 |
| | **£m** | £m | £m |
| **Turnover excluding duty, excise and other taxes** | | | |
| America-Pacific | **883** | 901 | 4,026 |
| Asia-Pacific | **417** | 449 | 1,792 |
| Latin America | **276** | 354 | 1,410 |
| Europe | **778** | 721 | 3,064 |
| Africa and Middle East | **296** | 253 | 1,087 |
| | **2,650** | 2,678 | 11,379 |
| **Operating profit** | | | |
| America-Pacific | **187** | 223 | 1,018 |
| Asia-Pacific | **118** | 113 | 463 |
| Latin America | **93** | 100 | 393 |
| Europe | **134** | 116 | 547 |
| Africa and Middle East | **80** | 65 | 260 |
| | **612** | 617 | 2,681 |
| Goodwill amortisation | **(97)** | (94) | (378) |
| | **515** | 523 | 2,303 |
| Operating profit, before goodwill amortisation, restated at comparable rates of exchange | **627** | 617 | 2,681 |

The net turnover analysis is based on external sales in each region. The figures for the three months ended 31 March 2003 and 31 March 2002 based on regional location of manufacture would not be materially different except for sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £117 million and £27 million respectively (2002 £94 million and £30 million).

# Statement of total recognised gains and losses

unaudited

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03 £m** | 31.3.02 £m | 31.12.02 £m |
| Profit for the period | **235** | 227 | 1,152 |
| Differences on exchange | **189** | 94 | 70 |
| **Total recognised gains related to the period** *below* | **424** | 321 | 1,222 |

# Interest of British American Tobacco's shareholders

unaudited

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03 £m** | 31.3.02 £m | 31.12.02 £m |
| **Balance 1 January** | **5,185** | 4,754 | 4,754 |
| Total recognised gains related to the period *above* | **424** | 321 | 1,222 |
| Issue of shares – share options | **3** | 4 | 6 |
| Dividends and other appropriations: | | | |
| – ordinary shares | | | (755) |
| – convertible redeemable preference shares | | | (42) |
| – amortisation of discount on preference shares | **(4)** | (4) | (18) |
| Purchase of own shares | **(108)** | | |
| Other movements | **4** | 4 | 18 |
| **Balance at period end** | **5,504** | 5,079 | 5,185 |

See notes on pages 11 to 13.

# Notes

## Accounting policies and basis of preparation

The financial statements comprise the unaudited results for the three months ended 31 March 2003 and 31 March 2002 and the audited results for the twelve months ended 31 December 2002.

The unaudited Group results have been prepared under the historical cost convention and in accordance with applicable accounting standards using the accounting policies set out in the Report and Accounts for the year ended 31 December 2002.

## Changes in the Group

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

## Foreign currencies

The results of overseas subsidiaries, associates and joint ventures have been translated to sterling as follows:

Profit and loss for the three months to 31 March 2003 at the average rates for that period. The comparatives for the three months to 31 March 2002 and the year to 31 December 2002 at the average rates for the year to 31 December 2002. The interest of British American Tobacco's shareholders has been translated at the relevant period end rate.

For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

**The principal exchange rates used were as follows:**

| | | Average | | | Closing |
|---|---|---|---|---|---|
| | **2003** | 2002 | **31.3.03** | 31.3.02 | 31.12.02 |
| US dollar | **1.603** | 1.504 | **1.581** | 1.424 | 1.610 |
| Canadian dollar | **2.422** | 2.361 | **2.325** | 2.272 | 2.543 |
| Euro | **1.494** | 1.581 | **1.449** | 1.632 | 1.534 |
| South African rand | **13.375** | 15.739 | **12.441** | 16.184 | 13.814 |

# Notes continued

## Goodwill amortisation

The amortisation charge of £97 million is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000. The increase in the charge reflects the impact of exchange rate movements shown above.

## Net interest

The decrease in net interest of £9 million to £51 million principally reflects the benefit from the Group's cash flow since 31 March 2002.

## Taxation

The tax rates for each period are adversely affected by goodwill amortisation. The underlying tax rate reflected in the adjusted earnings per share shown below was 34.2 per cent (2002 36.3 per cent). The improvement in the tax rate at both the published and underlying rate levels reflects a change in the geographical mix of profit.

## Taxation

| | 3 months to | |
|---|---|---|
| | **31.3.03 £m** | 31.3.02 £m |
| British American Tobacco p.l.c. and subsidiary undertakings – overseas | **179** | 191 |
| Share of associates and joint ventures | **13** | 11 |
| | **192** | 202 |
| Tax rate | **41.4%** | 43.6% |

## Earnings per share

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

The earnings have been distorted by goodwill amortisation. To illustrate the impact of this distortion the adjusted diluted earnings per share are shown below:

A similar adjustment would apply to basic earnings per share. For the three months to 31 March 2003 basic earnings per share on an adjusted basis would be 15.31p (2002 14.77p) compared to unadjusted amounts of 10.78p (2002 10.39p).

## Share buy-back programme

The Group initiated an on-market share buy-back programme at the end of February 2003. During the quarter to 31 March 2003, 17.8 million shares were bought at a cost of £107.9 million.

**Alan F Porter**
Secretary
*29 April 2003*

## Diluted earnings per share

| | 3 months to | | Year to |
|---|---|---|---|
| | **31.3.03 pence** | 31.3.02 pence | 31.12.02 pence |
| Unadjusted earnings per share | **10.29** | 9.87 | 50.10 |
| Effect of goodwill amortisation | **4.25** | 4.08 | 16.44 |
| Adjusted earnings per share | **14.54** | 13.95 | 66.54 |

# Shareholder information

**Results**
Second quarter – 29 July 2003
Third quarter – 28 October 2003

**Registrar**
Enquiries concerning holdings of the Company's ordinary shares and notification of a holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3983 (UK); +44 (0)121 415 7059 (International). A text phone facility for those with hearing difficulties is available by contacting Tel: 0870 600 3950 (UK); +44 (0)121 415 7028 (International).

**Shareholder publications**
Copies of this report, the British American Tobacco **Annual Review and Summary Financial Statement 2002**, the **Directors' Report and Accounts 2002**, the **Social Report 2001/2002** and the Group corporate descriptive booklet **About Us** are available from: British American Tobacco Publications, Unit 4, Link 20, Bellingham Way, New Hythe, Kent ME20 6SP, Tel: +44 (0)1622 794 711; e-mail: bat@burnham.co.uk

Copies of past Annual Reports and Accounts and Quarterly Reports are also available. In addition, these documents can be made available in alternative formats such as Braille, audio tape and large print.

**Going online**
There is comprehensive information about British American Tobacco on the corporate website www.bat.com Shareholders who wish to access shareholder communications electronically via the internet may register at www.shareview.co.uk – a web-based enquiry and portfolio management service for shareholders operated by Lloyds TSB Registrars.

**Capital gains tax**
For the purposes of UK capital gains tax, the market value at 31 March 1982 of an ordinary share of B.A.T Industries p.l.c. was £4.075. For British American Tobacco (BAT) shares deriving from B.A.T Industries (BATI) shares held and retained since that date the adjusted price is £0.30562. This takes account of the 3 for 1 capitalisation issue in 1983, the two demergers in 1990, the 1 for 1 capitalisation in 1993 and the Allied Zurich (AZ) demerger in September

1998. The equivalent adjusted price for AZ shares is £0.56770. To determine the capital gains tax base cost of BAT shares and AZ shares, the base cost of BATI shares held at the time of the demerger should be apportioned at the rate of 34.997% for BAT shares and 65.003% for AZ shares.

Further historical capital gains tax information is available on a fact sheet from the British American Tobacco Company Secretarial Department and in the Investor Relations section at www.bat.com

**Individual Savings Accounts (ISAs)**
British American Tobacco sponsors an ISA managed by The Share Centre, Tel: +44 (0)1296 414 144; website: www.share.co.uk

**Low cost share dealing facility**
A postal facility, which provides a simple, low cost method of buying and selling British American Tobacco ordinary shares, is available through Lloyds TSB Registrars, Tel: 0870 606 0302 (UK); +44 (0)1903 604 594 (International).

**American Depositary Receipts**
The Company sponsors an American Depositary Receipt (ADR) programme in the United States. ADRs, which each represent two ordinary shares of the Company, are publicly traded in the US on the American Stock Exchange under the symbol BTI with a CUSIP number 110448107. All enquiries regarding ADR holder accounts and payment of dividends should be directed to Shareholder Relations, The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA, Tel: +1 888 BNY ADRS (toll-free) or +1 610 312 5315; e-mail: shareowners@bankofny.com website: www.adrbny.com

**Alan F Porter**
Secretary
*29 April 2003*

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